January 7, 2025

Noah Hershcoviz
Chief Executive Officer
Hub Cyber Security Ltd.
2 Kaplan St.
Tel Aviv, Israel 6473403

       Re: Hub Cyber Security Ltd.
           Form 20-F for the Year Ended December 31, 2023
           File No. 001-41634
Dear Noah Hershcoviz:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology